Exhibit (a)(11)

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

Event Date/Time: Sep 27, 2011 / 01:30PM GMT

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FINAL TRANSCRIPT

Sep 27, 2011 / 01:30PM GMT, PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

CORPORATE PARTICIPANTS

Gregory Weishar

PharMerica Corporation - CEO

PRESENTATION

Unidentified Participant

Good morning, everybody. Our next presentation we’re fortunate to have PharMerica here presenting, interesting time with the Omnicare/PharMerica proposed transaction in the news. With us today we’re happy to have Chief Executive Officer, Greg Weishar, and Chief Financial Officer, Mike Culotta. So I’ll turn it over to you guys.

Gregory Weishar - PharMerica Corporation - CEO

Thank you. I’d like to thank JMP for having us here today. I’m sure you’ve all seen this before, but clearly take a peek at that. It’s on our website as well, our Safe Harbor.

There’s two things I’d like to talk about today. I’d like to give you my perspective first of all on the underlying value of PharMerica. We know that you’re going to have a discussion or a decision to make at some point down the road on the tender offer, so before we get into that I’d like to discuss Omnicare’s unsolicited and conditional tender offer which our Board of Directors unanimously rejected last week.

As you can see there has been a lot of back and forth between the two companies. And I’m not going to go through the entire timeline, but I would like to point out a few aspects of where we are.

Last year we approached Omnicare and suggested that we understand what the antitrust issues would look like if we were to put two companies together. And we concluded from our analysis independently that that would be a very difficult hurdle for us to cross.

In April of this year Omnicare’s CEO raised the subject of a potential combination, and they subsequently sent us a letter expressing their interest in pursuing a transaction. We told Omnicare that we would be interested in exploring that, but given the high probability of antitrust issues we were willing to move forward only if they were willing to accept regulatory risk.

They indicated that this deal could get through. We felt like we were in a reasonable position to ask them to take the regulatory risk. They basically declined that. We responded in kind and said, well, if you are unwilling to take the risk then you need to help us understand your strategy and you need to help us understand the risk, at which time we basically proposed a third-party antitrust expert to come in and to help both parties look at it from an independent viewpoint, and a viewpoint that would protect our Company’s interest with regards to our customers, shareholders, as well as our stakeholders, our customers, I’m sorry.

So that proposal was rejected. We then made a private, excuse me, then Omnicare made a private proposal of $15 a share, at which point we proposed the use, again, of the third party. And they rejected it and then they went public with the $15 offer, still without addressing the regulatory issue.

The bottom line is that we still have significant concerns about Omnicare’s ability to complete a transaction in a timely manner. And we are unwilling to provide sensitive customer information because we have a significant risk here. Most of our customers would be very concerned if this deal were to occur and the uncertainty of that would put our Company and our current shareholders if it didn’t close

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Sep 27, 2011 / 01:30PM GMT, PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

at significant risk. So that’s where our position is and you can read the full details in our 14D-9 filing last week.

Moving on, I want to walk you through our rationale for rejecting Omnicare’s offer. Again, we believe $15 undervalues PharMerica and its future prospects. The PharMerica Board has confidence in our strategic plan and we’ll discuss that in a little bit, but we clearly believe that we’re undervalued at $15.

We believe that our plans will deliver greater value to our stockholders and we also believe that given the degree of synergies in combining the two largest players in this industry could yield substantial savings. We do agree with Omnicare on that point.

Analysts have estimated those synergies anywhere between $75 million and $250 million. Our view of it is that it’s probably closer to $150 million to $200 million, so substantial synergies on top of the EBITDA that we’re bringing to the table as part of the transaction in any event.

And we believe given our unique value to Omnicare the fact that we are the largest remaining independent public company in this space that $15 a share is woefully inadequate. And so that’s one key element of our concern and the other key element of our concern is the antitrust risk.

So we basically have said we need sufficient protection for PharMerica shareholders if we are to move forward with any discussions. Again, the risk of a failed transaction because of FTC intervention would be significant to our Company.

We’ve repeatedly communicated to Omnicare that we were willing to discuss a transaction with them at an appropriate price if they take the contractual risk of closing. And that is a hell or high water provision in the event conditions are imposed on the merger, and a reverse breakup fee in the unlikely event in our opinion that the FTC says just no way. This is not going to happen under any circumstances.

So we — again, they’ve refused to engage us on that basis, and they’ve refused to engage us on that basis in spite of the view that there is minimal regulatory risk in their opinion and they’ve refused to step up and take that risk. So it’s been a very difficult situation for us to move forward.

Lastly, we believe the timing of Omnicare’s unsolicited offer is opportunistic and disadvantages our shareholders. In light of the uncertainty surrounding the new healthcare legislation we believe our stock is trading at a lower valuation and Omnicare is simply taking advantage of this. The offer is timed right given the brand conversions in 2012 going to generic in 2012, 2013, and 2014, which is going to positively impact our operating results.

And lastly we all know that the stock market has been volatile and we believe their decision to go public at this time was an attempt to claim an inflated premium. In any event I want to be clear having said all that that we are open to the fact, and in fact have been exploring strategic on alternatives to enhance shareholder value, irregardless of what we’ve done here with the Omnicare discussions.

But in the end our Board, our directors have unanimously concluded that Omnicare’s offer undervalues PharMerica. It’s illusory and it is not in the best interests of our shareholders.

So with that I’d like to talk about the future and why we believe we’re well positioned to move forward as a standalone company. Since 19 — since 2007 we’ve been quite busy. This is a timeline of the work that we’ve done which has been substantial, but when we put these two companies together we had two subscale companies operating in subscale manner. And the systems, the infrastructure, the cultures were clearly not scalable and so we’ve gone through the process of building scalable operations over the last several years.

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Sep 27, 2011 / 01:30PM GMT, PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

We’ve acquired six companies. We organized our sales in addition to consolidating all the pharmacies, renegotiated prime vendor agreements to list some of the accomplishments.

If you look at our strategy really it’s threefold. Clearly we’ve had problems with retention. Everybody understands that. We’re not alone. Omnicare has had issues there as well, but we have invested in new sales training. We’ve built — we are focused on retention and we’ve clearly had some fallout from some of the work that we’ve done in terms of consolidating our platform, et cetera, et cetera, but we think we’re well positioned today.

In terms of scale of economies clearly as we drove for consolidation, as we’ve been installing new systems and new processes that are scalable we’ve seen labor costs reduced. We improved our purchasing and we’re also working on developing new products, which we’ve introduced a half a dozen new products in the last really two and a half years. And then the acquisitions we’ll talk about.

Again, we think the key to the client retention and the key to organic sales growth is technology. And to be honest with you both PharMerica and KPS, which was the other pharmacy were terribly behind, even the regional players in technology back in 2007. Both of those companies were not invested in, so we’ve been putting those systems in place.

The other side of the coin is is irregardless of the fact that they were national players they had really minimal products. They were both captive pharmacies coming out of captive environments and organizationally it was — that was the challenge.

So with that in the past couple years we’ve really since we completed the consolidation phase, since we’ve got that behind us, and we’ve got most of the systems integration work behind us as well, although that will always be going on, but now we’re focused on organic growth and retention. And here today we’re seeing progress there.

So we’re getting both internal and external improvements and recognition from our client base and folks that are not our clients. So we’re seeing progress and we’re right on plan with in terms of our strategic plan.

This will give you a sense of some of the work that we’ve done, again, pharmacy consolidations, prime vendor, totally rebuilt our billing. When we first got here billing was the number one issue we had prior to the consolidations, clearly. We really had an ineffective billing platform for Part D. Again, it was under invested so we totally rebuilt our billing infrastructure.

We totally rebuilt our census processes, totally rebuilt our collections processes. Bad debt was a big problem in 2007 so if you look at what we focused on was mostly getting ourselves in a position where we had a solid operating platform. We lost some business along the way in doing so and now we’re focused — we now have a solid operating platform and we’re now focused on growing the business.

The other issue is we expanded hours. We have just done a tremendous amount of work in improving our core services as well as improving our ability to operate cost effectively.

Acquisitions, I think there’s really of all the acquisitions we’ve done these are the six that we’ve done. I think there’s only really been one that’s been a disappointment and you can see the one up there, Continuum Care. Fortunately that was a small number. That was a relatively low cost acquisition that we did and at 13x is not reflective of the fact that we spent a lot of money on it. It’s more reflective of the fact that we just had difficulty achieving profitability in that transaction.

So I think we played less than $20 million, way less than $20 million for that piece of property and then gave us access to West Virginia and Eastern Kentucky, which we weren’t in before. And we think over time there’s a — their management team is still in place working on an earn out, but over time we think that will be a good acquisition for us as soon as we can transition it to our platform, et cetera, but right now it’s not performed well like we want it to.

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Sep 27, 2011 / 01:30PM GMT, PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

All the other pharmacies that we bought, all the other businesses that we bought have been very accretive to earnings and they’ve been good opportunities for us to drive our business. And the key takeaway that I’d like to leave with you here is that we’re probably working on half a dozen potential transactions that could conceivably close in the next six months. So there’s still plenty of opportunity out there.

Clearly I think in some perverse way the Omnicare situation that we’ve got ourself in has created a surge in getting these deals pushed out there so that there’s two credible buyers. So in some ways it’s helped us. In some ways we get the calls are you guys still in the acquisition market and the answer is absolutely yes, so any event.

So I think the key takeaway here is for us is that we’ve been able to buy these properties on both a pre-synergy and post-synergy multiple basis reasonably, clearly good acquisitions on a post-synergy basis. And there’s more opportunity out there. There’s obviously not another Chem Rx with $300 million in revs, but we’re going to see a number of $50 million to $60 million opportunities out there down the road.

And clearly with AMP, and Medicaid pressures and SNF pressures this is unfolding as a business model that folks who have scale are going to win and folks that don’t have scale are not going to win. And that’s exactly where we predicted the market would turn back in 2007 when we put these two companies together.

So with that I think I’d like to summarize that we clearly would like to see you vote against - not tendering your shares for all the reasons that we’ve discussed today. We believe that given the regulatory uncertainty that we’re kind of in a situation here where if Omni is not willing to take the regulatory risk we’re going to move forward. And I assume they’re going to move forward with their tender offer.

We anticipate the tender offer will be renewed post October 4 and that we’re committed to continuing to drive the business. And we think that our business plan and our strategic plan will yield value far in excess of the $15 offer by Omnicare.

So with that I’ll turn it over to Q and A or is that —

QUESTION AND ANSWER

Unidentified Participant

Yes, sure. I guess just to start, Greg, you talked about synergies being towards the higher end of that in the $150 million, $200 million ballpark, and just wondering what that contemplates when you put those numbers out there.

Gregory Weishar - PharMerica Corporation - CEO

Well, with — I think there’s a significant amount of labor that could be taken out of the two companies, okay. That’s one of the areas, given the overlap that exists in the pharmacies.

The other area is I think even Omnicare themselves indicated that there was $50 million to $60 million just in purchasing, which we think is probably conservative. Overhead, overhead is clearly $40 million probably, like, $50 million.

So when you start talking in $50 million chunks it adds up pretty quick. And so I would say the three key areas are labor, pharmacy operating labor, overhead and purchasing. Anything else? Yes?

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Sep 27, 2011 / 01:30PM GMT, PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Gregory Weishar - PharMerica Corporation - CEO

The question is how many conditions will be imposed if the FTC approves the transaction. We think that generally speaking there would be some way for Omni to get the transaction through, depending on what they were willing to concede in terms of the resulting company. We think it would be unlikely that it would be just no-no, no way, okay. That’s generally not the way these things unfold.

But then the question then becomes to what degree is Omni willing to get the deal done because there’s a big transaction. If there’s a reverse breakup fee then that gives them incentive to get the deal done, so that’s a key component of any transaction discussions, but really we would be more concerned about the FTC saying, yes, but you got to do these five things and Omnicare comes back saying we’re not going to complete the transaction, or we’re going to reduce the purchase price. And so those are the major concerns that we would have.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Gregory Weishar - PharMerica Corporation - CEO

Well, it wouldn’t if they were willing to, excuse me. The hell or high water protects us against deal risk because there’s no guarantee what provisions — we can’t predict what conditions are going to be put on any transaction by the FTC.

And those conditions will have an effect on the economic value of the transaction to Omnicare. So we’re just saying they need to take that risk. They need to take that risk because there’s significant downside for us in the event of a failed transaction because our customers are going to be very concerned about the transaction with Omnicare. And we will lose some business as a result of that and we’re saying we can’t take that kind of business risk. We need to protect our franchise.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Gregory Weishar - PharMerica Corporation - CEO

Only that we would not put our franchise at risk because there’s a number of customers that are coming up for renewal every year. Now they’re significant top five type customers, no, not in this case, but those are not the customers that we tend to struggle with in any event. We struggle with the middle chain market where their options are a little more available to them. So, yes, we would be very concerned about business risk, and we are concerned about business risk of a failed transaction.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

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FINAL TRANSCRIPT

Sep 27, 2011 / 01:30PM GMT, PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

Gregory Weishar - PharMerica Corporation - CEO

I’m not getting into that level of detail, but it’s — our business is not necessarily what happens today is going to spawn an immediate reaction. Our business is more like what happens today is going to set in place a series of events that could lead to business loss two years down the road, or even three years down the road depending on when the contracts are.

So this is not a water falling off of a bridge or under a bridge. It’s really going to set a chain event that we can’t predict the outcome of. We do not know to what degree the true business loss could be, or it would be very hard for us to handicap that. Any other questions?

Unidentified Participant

Greg, what’s the feedback then from customers, large, middle market and then smaller customers with respect to the transaction?

Gregory Weishar - PharMerica Corporation - CEO

Well, in our feedback we’ve seen customer loyalty and in some ways they’re sympathetic to where we are. And I think to a lot of customers it looks like the old Omni has resurfaced and obviously the new, gentler Omni is not playing itself out. And so from that standpoint I think our customers have been very supportive of our position and we’re clearly not in a situation where we can — we’re playing it down the middle.

We’re trying to maintain an even posture here so that at some point if we have the opportunity to engage Omni on what we consider to be a responsible basis we would do so, but at the same token we have to be very careful about what the message to our customers is as well, but so far so good there. And I think our biggest concern obviously going forward is our employees, so —

Unidentified Participant

Since your second quarter conference call the SNFs have been hit with reimbursement cuts, and then last week we had the average manufacturer price publication by CMS. I’m just wondering if you can talk about your business in the context of those two recent events.

Gregory Weishar - PharMerica Corporation - CEO

Well, anytime your customers are struggling with their revenue side of the business and their margin side of the business there’s going to be some impact on our business. And we’ve already seen customers coming to us and saying, hey, how can you help us?

And we’re trying to be creative about that and we’re seeing this as an opportunity historically when we back up a little bit historically the business has not been that well disciplined from an operating standpoint, okay? And we’re seeing this as an opportunity for us to go back to our customers and say we can do this if you can do that.

And we’re seeing a bigger appetite on doing some supply chain management, if you will, with regards to operations. And we spent a lot of money what I would call needlessly doing work around on different facilities that don’t want to change the way they do their operations. So there’s a lot of opportunity for us to take a lot of cost out of this business.

We see this as an opportunity to drive that home so that if we give up some pricing we expect to get something in return on the operating side because there’s a significant amount of low hanging fruit there with regards to logistics, with regards to med

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FINAL TRANSCRIPT

Sep 27, 2011 / 01:30PM GMT, PMC - Pharmerica Corp at JMP Securities LLC Healthcare Conference

availability and things like that that drive our business. So that’s the SNF side and that’s the way we’re approaching it. As far as AMP goes again we’ve not looked at — we have not got our final assessment done.

We know that some of these numbers have come in aggressively and there’s in any event I’m not in a position to make a firm statement on that other than the fact to reiterate what we’ve said before and that is is that we think long term AMP is going to be very good for our business. And we believe that a cost plus environment where you’re buying on a cost plus or, excuse me, getting reimbursed on a cost plus basis is a lot better environment than a cost less because 175% of the dime or a dollar is worth a lot more to a buyer than 175% of a penny.

So we’re going to see the buying behavior change over time. There might be some pain in the interim, but I can guarantee you the folks at CVS and Walgreens are quickly going to figure out that margins are driven by costs, not by how much money you’re buying the drug for. And given the fact that we, our industry the floor is going to be a retail floor we can still come underneath and buy it.

And we’re going to be paid at retail prices so we should see margin improvement long term even though we might see an interim dip because AMP reflects the buying practices that existed in the first and second quarter, in the third and fourth, or excuse me the fourth quarter of 2010, but we’re going to see over time these buying practices they’re going to get smarter about how they buy and they’re going to realize the only way that they can make money on generics and to price the MAC pricing paradigm that has existed in our industry for so long is to take a cost plus buying mentality and realize that the margin is driven on as a function of cost, not a function of what they’re getting reimbursed. So over time we think that’s going to be a big positive.

Unidentified Participant

You can stop there. Thanks, Greg.

Gregory Weishar - PharMerica Corporation - CEO

Thank you all.

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